Mail Stop 3561

March 29, 2007

By Facsimile and U.S. Mail

Michael German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, NY 14830

> **Re:** **Corning Natural Gas Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 29, 2006**
> **File No. 0-00643**

Dear Mr. German:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Michael German
Corning Natural Gas Corporation
March 29, 2007
Page 2

General

1.   Unless otherwise indicated, please include requested additional or revised
        disclosures in your future filings. Please also include an example of any
        additional and revised disclosures in your response to the staff's comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations

2.   In addition to the current discussion, please expand management's discussion to
        provide further analysis of the underlying reasons for known material trends,
        events, demands, commitments and uncertainties. SEC Release No. 33-8350
        provides interpretive guidance designed to promote a more meaningful MD&A.
        For example, please discuss the following matters:

        •   The underlying reasons for decreasing average use by residential
            customers and the increase in average revenue generated by residential
            customers. We note the number of residential customers has remained
            consistent for the recent three year period, however; the average
            revenue divided by average Mcf of use shows an increasing trend in
            average revenue per Mcf of $16.6, $11.6 and $10.7 in 2006, 2005 and
            2004, respectively;

        •   The consistent annual decrease in average margins of 24%, 30% and
            33% in 2006, 2005 and 2004, respectively. These margins represent
            the average revenue per Mcf ($16.6, $11.6 and $10.7) less average
            cost of gas ($12.57, 8.15 and $7.20). Please note these dollar values
            were obtained from your financial information and MD&A.

        •   You state the company's key performance indicators are net income,
            cash flow and rate of return. Please include a comparative discussion
            of these indicators for the recent three year period as well as
            management's analysis of the significant reasons for the year-to-year
            changes. Also expand your discussion to include leak repair, main and
            service replacements and customer service metrics which you also
            disclose to be valuable performance indicators;

        •   Management's expectations for the continued growth in revenue in
            comparison to the increasing cost of gas. We note the increase in 2006
            retail revenue increase of approximately 15 % over 2005 was outpaced
            by the 25% increase in purchase gas expense for the comparative
            periods; and

- The major types of cost included in restructuring expense, the facts and circumstances leading to the activities, the expected total amount to be incurred and expected completion date.

3. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and planned funding of your pension and other postretirement benefit plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Consolidated Statements of Income

4. Please tell us, and disclose in future filings, the composition of and amounts included in Other Deductions, net.

Notes to Consolidated Financial Statements for the Year Ended September 30, 2006, 2005 and 2004

(2) Information About Operating Segments

5. Please tell us why you present revenue, net income and interest income for the Appliance Co. in 2006, 2005 and 2004. We note footnote two in the table explains that the Appliance Co. was discontinued in 2003 and we note the additional disclosures in Note 10.

(10) Discontinued Operations

6. Please advise or include the disclosures required by paragraph 47 of SFAS No. 144 and paragraph 20 of SFAS No. 146. We note you incurred approximately $1.9 million in restructuring expenses in 2006.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Submit your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all

Mr. Michael German
Corning Natural Gas Corporation
March 29, 2007
Page 4

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief